From  CIK 0001589829

Dear Sir or Madam:

It is my intent to delete and remove the following
Unit Investment Trust Registration Statement filings:

N-8B-2 Film Number 14877388

N-8B-2/A Film Number 14884353

N-8B-2/A Film Number 14884477

These filings were made in error, and are incongruent with the type of security and business type represented by this issuer.

Please direct me to any further requirement to have these filings removed and deleted.

Sincerely,
Jeffrey Heisey
954-790-0726